

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 18, 2010

Jack Jie Qin
President and Chief Executive Officer
EFT BioTech Holdings, Inc.
929 Radecki Court
City of Industry, CA 91789

    Re: **EFT BioTech Holdings, Inc.**
            Form 10-K/A for the Fiscal Year Ended March 31, 2010
            Filed October 1, 2010
            File No. 000-53730

Dear Mr. Qin:

We have reviewed the amendments to your periodic reports and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your periodic report and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your periodic report and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for the Fiscal Year Ended March 31, 2010

General

1. Where we have issued comments below on your Form 10-K, please also apply these comments to your future periodic filings, as applicable.

Business, page 3

2. We read your response to comment three from our letter dated July 21, 2010. Please revise your Form 10-K to disclose substantially the same information as was provided to us in your response, as we do not believe that your current disclosures have adequately conveyed this information to your investors.

Item 1A. Risk Factors, page 11

3. We note your new disclosure on page 36 regarding your status as a controlled company. Please revise future filings to include appropriate risk factor disclosure regarding your status as a controlled company.

Consolidated Financial Statements, page F-1

Consolidated Statements of Operations, page F-2

4. We read your response to comment six from our letter dated July 21, 2010 that you have corrected your income tax expense for the year ended March 31, 2009 and your net income for the year ended March 31, 2010. However, no change was made to your Statements of Operations as compared to the prior draft of your Form 10-K. We note that the paper version supplementally sent to us did contain these changes. However, the version filed on Edgar did not. As previously requested, please revise so that amounts presented are correct and compute to the amount presented for net income or loss.

5. We read your response to comment seven from our letter dated July 21, 2010 that you believe you have complied with our comment. However, no change was made to your Statements of Operations as compared to the prior draft of your Form 10-K. We note that the paper version supplementally sent to us did contain this change. However, the version filed on Edgar did not. As previously requested, please revise to differentiate between the two line items titled "Net income (loss)."

Notes to Consolidated Financial Statements, page F-5

Note 5 – Note Receivable, Related Parties, page F-18

6. We note your response to comment 11 from our letter dated July 21, 2010. Please revise this footnote to disclose that you do not intend to collect these notes prior to March 31, 2011 so that your investors understand the expected timing of the receipt of these funds.

Note 8 – Investment, page F-19

7. We read your response to comment 12 from our letter dated July 21, 2010. We have the following additional comments:

- We note that the criteria you describe to determine if you are the primary beneficiary of Excalibur are those from SFAS 167, later codified as ASC   810-10. As this guidance was not effective until the first annual period that began

> after November 15, 2009, which for you would appear to be the fiscal year
> beginning April 1, 2010, please explain to us why the analysis in your response
> refers to this accounting guidance.

- Please provide to us your evaluation of Excalibur under FIN 46R, including
  identifying each of your variable interests in Excalibur, addressing each of the
  criteria in paragraph 4(h) of FIN 46R, and explaining in detail how you concluded
  that you were not the primary beneficiary. In this regard, your current response
  states that your only variable interest in Excalibur is your equity interest;
  however, it appears to us that the loans that you made to Excalibur may also be
  variable interests. Refer to Appendix B of FIN 46R.

- We note that you state that your general counsel, Pyng Soon, was made chairman
  of Excalibur on January 15, 2010. Please explain to us why Pyng Soon is not
  identified as one of your executive officers within your March 31, 2010 Form 10-
  K. Please refer to Item 401(b) of Regulation S-K.

Note 10 – Acquisition, page F-20

8. Your response to comment 15 from our letter dated July 21, 2010 indicates that your
   acquisition of 92% of Digital Development Partners' common stock was a transaction
   between entities under common control. We have the following additional comments:

   - It does not appear appropriate to disclose that this acquisition was accounted for as a
     business combination. Please note that a business combination is defined in ASC
     805-10-20 and also refer to ASC 805-10-15-4(b). Please revise your footnote to
     clarify, if true, that this acquisition was accounted for as a merger of entities under
     common control. Refer to ASC 805-50-50-3.

   - Your response indicates that the extraordinary gain was calculated based on the
     guidance in ASC 805-30-30. As indicated in ASC 805-10-15-4(b), the guidance on
     business combinations that is cited in your response does not apply to transactions
     between entities under common control; rather, the accounting for transactions
     between entities under common control is separately addressed in ASC 805-50.
     Please revise your financial statements and disclosures to account for this acquisition
     consistent with the guidance in ASC 805-50-25-2, 805-50-30-5 and 30-6, and 805-50-
     35-1.

   - You do not appear to have restated your financial statements consistent with the
     guidance in ASC 805-50-45. Please revise your financial statements and explain to
     us within your response how any revisions comply with this guidance, including
     stating the date at which you and Digital first came under common control.

Item 9A. Controls and Procedures, page 30

9. We read your response to our comment 17 from our letter dated July 21, 2010. While we agree that, under certain circumstances, a company can have effective disclosure controls and procedures despite ineffective internal control over financial reporting, we are asking you to explain to us and disclose to your investors how this is the case given your particular material weaknesses. Since financial statements that comply with US GAAP are a required disclosure in your Exchange Act reports, if you have material weaknesses around the preparation of the numbers and footnote disclosures within your financial statements, it is unclear to us that your disclosure controls and procedures would be effective to ensure that all required disclosures have been made. Please explain to us how you considered each of your particular material weaknesses in internal control over financial reporting when assessing whether your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Signatures

10. We note your response to comment 19 in our letter dated July 21, 2010, however, it does not appear that you have complied with the comment. While Mr. Qin signed the report on behalf of the company, and also in his individual capacity as a director of the company, he did not sign the report in his individual capacity as the principal executive officer, principal financial officer or principal accounting officer. Please amend your report so that Mr. Qin signs in his individual capacity as the principal executive officer, principal financial officer or principal accounting officer. In addition, please confirm that you will revise future filings accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Mara Ransom, Legal Branch Chief, at (202) 551-3264 or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William T. Hart, Esq.
        Via Facsimile